                                                              [HYDROGENICS LOGO]

FOR IMMEDIATE RELEASE


                 HYDROGENICS REPORTS FIRST QUARTER 2003 RESULTS

               Q1 REVENUE INCREASES 293 PERCENT TO US$8.4 MILLION

                   ANALYST MEETING SCHEDULED FOR MAY 15, 2003


TORONTO, MAY 8, 2003 - HYDROGENICS CORPORATION (TSX: HYG AND NASDAQ: HYGS), a developer and manufacturer of fuel cell products, today announced its un-audited financial results for the first quarter ended March 31, 2003 and highlights of its recent corporate activity. All amounts are reported in U.S. dollars. Conference call details are provided below.

Hydrogenics' first quarter 2003 revenues increased 293 percent to $8.4 million, compared with $2.1 million for first quarter 2002. Net loss for the first quarter 2003 was $2.4 million, or $0.05 per share, compared with a net loss of $5.0 million, or $0.10 per share, for the first quarter 2002. Excluding $3.2 million in non-cash amortization of intangibles, net income for the first quarter 2003 was $0.8 million, or $0.02 per share. Excluding $3.7 million in non-cash amortization of intangibles, net loss for the first quarter 2002 was $1.3 million, or $0.03 per share.

Gross profit for the first quarter 2003 was $2.8 million, or 33 percent of revenues compared with $0.6 million, or 28 percent of revenues for the comparable period in 2002. The overall growth in revenues combined with the strong mix of higher margin fuel cell test equipment revenues contributed to the year-over-year improvement in gross margins.


Earnings before interest, taxes, depreciation and amortization (EBITDA), although a non-GAAP earnings measure, is considered by management to be a reasonable proxy for "cash" operating results. For first quarter 2003, the Company realized an EBITDA loss, before integration costs, of $0.4 million compared with an EBITDA loss of $1.2 million for the same period in 2002. A reconciliation of this non-GAAP measurement to the unaudited interim Statement of Operations and Deficit is provided under the Commercial Sustainability section of this press release.

"This was an excellent start to the year for Hydrogenics. We have been particularly busy expanding the breadth and depth of our product offerings and our efforts have been rewarded with record revenues for the quarter," said Hydrogenics President and CEO Pierre Rivard. "With $8.4 million in quarterly revenues, we generated gross profits of $2.8 million. Combined with government grants of $0.8 million for the quarter we came within $0.4 million of EBITDA breakeven, before integration costs - an achievement that


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underscores our continued commitment to be the first fuel cell company to demonstrate financial and commercial sustainability."

"In addition to establishing new industry benchmarks for financial performance, during the quarter, we took bold steps to strengthen our business," added Rivard. "We completed the acquisition of Greenlight Power Technologies, Inc., which broadened our geographic footprint and customer list, and further strengthened our pre-eminent position in fuel cell test products. In typical Hydrogenics fashion, we are rapidly integrating the two companies. I am pleased to report that we are on track to complete the integration by mid-year, which will free up considerable resources to dedicate to our growing fuel cell power products business."

Foreign currency translation had a significant impact on first quarter 2003 results, contributing a gain of $2.1 million, or $0.04 per share, towards operating results compared with a loss of $0.1 million for first quarter 2002.

GREENLIGHT ACQUISITION

On January 7, 2003, Hydrogenics completed the acquisition of Greenlight Power Technologies Inc. (Greenlight), its principal competitor in the fuel cell test business, in a transaction valued at approximately $20 million. Under the terms of the transaction, Greenlight shareholders received cash consideration of approximately $2.3 million and 4.2 million Hydrogenics' common shares, representing approximately 8 percent of Hydrogenics' outstanding common shares. The excess of the purchase price over the net book value of assets acquired was allocated to intangible assets and goodwill. This allocation is reflected in the first quarter 2003 results.

The acquisition of Greenlight has facilitated the creation of two dedicated business groups - one, located in Burnaby, British Columbia, focused solely on the Company's fuel cell test business and the other, located in Mississauga, Ontario, focused on the Company's emerging fuel cell power products business.

FIRST QUARTER ACCOMPLISHMENTS

COMMERCIAL SUSTAINABILITY - A 293 percent increase in first quarter revenues and a 371 percent increase in gross profits for the first quarter of 2003 reflect the Company's focus on growing high margin revenue streams. Compared with the prior year, Hydrogenics held combined SG&A and net R&D expense growth to only 77 percent. This improvement in productivity is best reflected in the Company's increased annualized revenue per employee of over $100,000 for first quarter 2003 compared with approximately $80,000 for all of 2002. In addition to this improved revenue productivity, during the first quarter 2003 the Company recorded $0.8 million in government grants. These are recorded as an offset to the Company's gross R&D and are not recorded as revenues. The year-over-year productivity improvements are best captured as a percentage of revenues -- where EBITDA loss, before integration costs, was $0.4 million, or negative 4 percent of revenues, for first quarter 2003 as compared with an EBITDA loss of $1.2 million, or negative 55 percent for the first quarter 2002, as shown below:

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
                                   Q1 2003                                     Q1 2002
                              ----------------------                    -----------------------
                                             % OF                                        % OF
                              $ 000        REVENUES                     $ 000          REVENUES
                              -----        --------                     ------         --------
Revenues                      8,409        100%                         2,140          100%
COGS                          5,631         67%                         1,551           72%
                              -----        ---                         ------          ---
Gross Margin                  2,778         33%                           589           28%
SG&A                          2,395         28%                         1,155           54%
Net R&D                         751          9%                           619           29%
                              -----        ---                         ------          ---

EBITDA                         (368)        (4%)                       (1,185)         (55%)
                              -----        ---                         ------          ---


STRATEGIC ALLIANCES - Hydrogenics participated with General Motors (GM) in the successful demonstration of a regenerative fuel cell auxiliary power unit, named HyPORT-E, in a communications module on the back of a GM hybrid-diesel truck developed for the United States military. The Company also continued to work closely with John Deere to integrate a HyPM-LP(2) power module into a John Deere commercial work vehicle. Plans are underway to show the vehicle at several locations in North America over the balance of the year.

COMMERCIAL FUEL CELL PRODUCTS - Hydrogenics secured a repeat order for a fuel cell system from AeroVironment for use in their Helios aerospace project. A new 10 kW design of Hydrogenics' HyPM-LP(2) has been completed and multiple units are being assembled to undergo comprehensive durability testing programs. The original 20 kW module is undergoing field trials in the John Deere demonstration vehicle. The Company further demonstrated the broad commercial capabilities of its HyPM-LP(2) power module by using it to power the lights on the Science World dome in Vancouver as part of that city's Olympic bid. The Company secured funding from the Canadian government to develop and demonstrate two hydrogen infrastructure products, one based on natural gas reforming and the other on PEM electrolysis. In April, the Company announced an initiative with the City of Toronto to demonstrate Hydrogenics' fuel cell and hydrogen generation products over three years beginning this summer at the Canadian National Exhibition.

GLOBAL REACH - During the first quarter, Hydrogenics expanded its global reach by adding new domestic and international test equipment customers through the acquisition of Greenlight. The combined Company now has an installed base of over 350 test stations worldwide, serving approximately 50 customer sites throughout Canada, United States, United Kingdom, Japan, China, Korea, Netherlands, France, Germany and Sweden.

OUTLOOK

"The Greenlight acquisition signaled the beginning of a new era at Hydrogenics - the dawning of our fuel cell power products business," stated Mr. Rivard. "While fuel cell test equipment is still clearly our lifeblood, as evidenced by the strong results posted in the first quarter, the time was right to develop separate business units within the Company to focus exclusively on fuel cell test equipment and fuel cell power products.

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By doing so, we can continue to exert focus on our fuel cell test equipment business without impacting our emerging power products business."

"The strength of our first quarter 2003 financial performance gives us confidence that we are on track to achieve the financial targets we established earlier this year," added Mr. Rivard. "We are working hard to secure new orders to achieve these targets. Through aggressive cost reduction activities related to our fuel cell power products, we anticipate introducing new and sustainable price points for power modules which are expected to drive multiple unit orders in the coming months. For our fuel cell test business, we just completed a record quarter and are now in the process of consolidating our product offerings into our next generation test product portfolio. Over the past quarter, we secured important sources of government funding and customer contracts which stand as strong evidence of the growing market support aimed at accelerating the commercialization of fuel cells."

"From a revenue perspective, our performance in the first quarter will be tough to beat in the upcoming quarters", continued Rivard. "However, we are reiterating our annual revenue guidance and by mid-year we anticipate cumulative revenues of approximately fifty percent of our full-year guidance of $30 million to $32 million for total revenues. Our number one priority continues to be commercial sustainability and as such we continue to strive for EBITDA breakeven, before integration costs, in 2003."

CONFERENCE CALL DETAILS

The company will hold a conference call with senior management to discuss the financial results in detail at 10:30 a.m. Eastern Time / 7:30 a.m. Pacific Time on May 8, 2003. To access the conference call participants should dial (719) 457
- 2601. A live Webcast of the conference call will be available on the Company's Web site at www.hydrogenics.com. Please visit the website at least 15 minutes early to register for the teleconference Webcast and download any necessary software. A replay of the call will be available from May 8, 2003 at 2:00 p.m. Eastern Time through May 21, 2003. To access the telephone replay participants should dial (719) 457 - 0820. The access code for the replay is 174797. A replay of the Webcast will also be available following the conference call on the Hydrogenics corporate Web site.

ANALYST MEETING

The Company has scheduled its first institutional shareholder and analyst meeting in New York City on May 15, 2003. YOU MUST PRE-REGISTER TO ATTEND THE EVENT BY CALLING 212-807-5057.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a clean power generation company, engaged in the commercialization of fuel cell technology and test stations for fuel cells. The Company is building a sustainable business with this potentially "game changing technology." With an unrivalled experience in fuel cell test systems and relationships with key industry partners, the Company is creating innovative, clean energy solutions for transportation, stationary and portable power applications. Hydrogenics, based in

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Mississauga, Ontario, Canada, has operations in British Columbia, Canada, Japan, the United States, and Germany.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management's current expectations and are subject to changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements.
Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' Form 20F filed with the Securities and Exchange Commission on June 26, 2002 for a more complete discussion of factors that could affect Hydrogenics' future performance. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release

COMPANY CONTACT
Hydrogenics, Mississauga, Ontario
Gary Brandt
Chief Financial Officer
Ph: 905-361-3633
Email: gbrandt@hydrogenics.com

MEDIA CONTACT
Melody Gaukel
Ketchum
Ph: 416-544-4906
Email: melody.gaukel@ketchum.com

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HYDROGENICS CORPORATION
Consolidated Balance Sheets
AS AT MARCH 31, 2003 AND DECEMBER 31, 2002
--------------------------------------------------------------------------------
(thousands of U.S. dollars)

                                                       MARCH 31,   DECEMBER 31,
                                                            2003           2002
                                                       ---------   ------------
                                                     (Unaudited)
                                                               $               $
ASSETS

CURRENT ASSETS
Cash                                                          24            994
Short-term investments                                    54,670         59,057
Accounts receivable                                        8,784          5,664
Grants receivable                                          1,331            396
Inventories                                                5,081          4,780
Prepaid expenses                                             351            316
                                                         -------         ------
                                                          70,241         71,207

DEPOSITS                                                     104            103
PROPERTY, PLANT AND EQUIPMENT                              5,985          3,855
FUTURE TAX ASSETS                                          5,393             --
INTANGIBLE ASSETS                                         25,784         15,512
GOODWILL                                                   5,262             --
                                                         -------         ------
                                                         112,769         90,677
                                                         =======         ======

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                   5,113          4,105
Unearned revenue                                           1,885            571
Income taxes payable                                         133            144
                                                         -------         ------
                                                           7,131          4,820

LONG TERM DEBT                                               452            425
FUTURE TAX LIABILITIES                                     5,393             --
                                                         -------         ------
                                                          12,976          5,245
                                                         -------         ------

SHAREHOLDERS' EQUITY

Share capital and other equity                           131,544        114,748
Deficit                                                  (27,705)       (25,270)
Foreign currency translation adjustment                   (4,046)        (4,046)
                                                         -------         ------
                                                          99,793         85,432
                                                         -------         ------
                                                         112,769         90,677
                                                         =======         ======

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HYDROGENICS CORPORATION
Interim Consolidated Statements of Operations and Deficit
FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
--------------------------------------------------------------------------------
(unaudited)
(thousands of U.S. dollars, except share and per share amounts)

                                                                         2003           2002
                                                                         ----           ----
                                                                            $              $
REVENUES                                                                8,409          2,140

COST OF REVENUES                                                        5,631          1,551
                                                                   ----------     ----------
                                                                        2,778            589
                                                                   ----------     ----------
OPERATING EXPENSES
Selling, general and administrative                                     2,395          1,155
Research and development                                                1,543            873
Research and development grants                                          (792)          (254)
Depreciation of property, plant and equipment                             523            296
Amortization of intangible assets                                       3,233          3,719
Integration costs                                                         463             --
                                                                   ----------     ----------
                                                                        7,365          5,789
                                                                   ----------     ----------
LOSS FROM OPERATIONS                                                   (4,587)        (5,200)
                                                                   ----------     ----------
OTHER INCOME (EXPENSES)
Provincial capital tax                                                    (44)           (35)
Interest                                                                  184            309
Foreign currency gains (losses)                                         2,050            (77)
                                                                   ----------     ----------
                                                                        2,190            197
                                                                   ----------     ----------
LOSS BEFORE INCOME TAXES                                               (2,397)        (5,003)

CURRENT INCOME TAX EXPENSE                                                 38             37
                                                                   ----------     ----------
LOSS FOR THE PERIOD                                                    (2,435)        (5,040)

DEFICIT - BEGINNING OF PERIOD                                         (25,270)        (4,659)
                                                                   ----------     ----------

DEFICIT - END OF PERIOD                                               (27,705)        (9,699)
                                                                   ==========     ==========

NET LOSS PER SHARE
Basic and diluted                                                       (0.05)         (0.10)

Shares used in calculating basic and diluted net loss per share    52,722,005     48,117,874

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HYDROGENICS CORPORATION
Interim Consolidated Statements of Cash Flows
FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
--------------------------------------------------------------------------------
(unaudited)
(thousands of U.S. dollars)

                                                          2003             2002
                                                        ------           ------
                                                             $                $
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss for the period                                 (2,435)          (5,040)
Items not affecting cash
Depreciation of property, plant and equipment              523              296
Amortization of intangible assets                        3,233            3,719
Unrealized foreign exchange losses (gains)              (1,936)              77
Imputed interest on loan payable                            12                4
Non-cash consulting fees                                    15               --
Net change in non-cash working capital                  (2,805)             (59)
                                                        ------           ------

                                                        (3,393)          (1,003)
                                                        ------           ------

INVESTING ACTIVITIES

Decrease in short-term investments                       6,292              812
Purchase of property, plant and equipment                 (533)            (455)
Acquisition of subsidiary                               (3,344)              --
                                                        ------           ------

                                                         2,415              357
                                                        ------           ------

FINANCING ACTIVITIES
Decrease in loan payable                                   (26)              --
Common shares issued                                        20              157
                                                        ------           ------

                                                            (6)             157
                                                        ------           ------

DECREASE IN CASH DURING THE PERIOD                        (984)            (489)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                     14                2

CASH - Beginning of period                                 994            1,639
                                                        ------           ------

CASH - End of period                                        24            1,152
                                                        ======           ======


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